Resolution on Convening of Extraordinary General Shareholders Meeting

1. Date : November 16, 2006, 10:00AM

2. Venue : Auditorium, Asia One Building (10th fl.), 17-7 Yeouido-dong, Youngdeungpo-gu, Seoul

3. Agenda
- Agendum 1 : Appointment of Directors and an Outside Director
- Agendum 2 : Appointment of the Outside Directors to be nominated as Audit Committee Members

4. Date of BOD resolution : September 26, 2006
- Outside Director : 3 out of 6 were present
- Audit Committee members who are not outside directors : present

[Candidates for Director]

Academic/
Name	Date of Birth	Term of Office	Professional Career	Present Position	Nationality	Remark
The University of
Chicago (MBA)
Head of AIG’s
			infrastructure	President & CEO of
			investments in	AIG Capital	United States of	Candidate for
David Yeung	Jan. 26, 1950	3 years	developing markets	Partners	America	reappointment
Harvard University
(MBA)
Wilfried Kaffenberger	Mar. 28, 1944	3 years	Managing Director of Emerging Markets Partnership	CEO of AIG Asian Infrastructure Fund II LP	United States of America	Candidate for reappointment

[Candidate for Outside Director]

Academic/Professiona
Name	Date of Birth	Term of Office	l Career	Present Position	Nationality	Remark
Harvard University
(MBA)
Paul Chen	May 10, 1965	3 years	Director and Audit Committee member of Korea First Bank	Managing Director of Newbridge Capital	United States of America	Candidate for reappointment

[Candidates for Outside Director to Be Nominated as Audit Committee Member]

Academic/Professiona
Name	Date of Birth	Term of Office	l Career	Present Position	Nationality	Remark
Sung-Kyou Park	Apr. 5, 1939	3 years	Ph. D. in Electronics Engineering, Univ. of Texas, Austin Chairman of Daewoo Telecom	Member of the KICS	Republic of Korea	Candidate for reappointment

Sun-Woo Kim	Sep. 9, 1941	3 years	Seoul National University Director of KBS	Director of Okedongmu	Republic of Korea	Candidate for reappointment